UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934



                               COFFEE PEOPLE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92189108
                        ---------------------------------
                                 (CUSIP Number)


           Kathy Welsh, 175 Bloor Street East, South Tower Suite 801,
                Toronto, Ontario, Canada M4W 3R8 (416) 975-9877
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 19, 1998
                        ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------                                    --------------------
CUSIP No.   92189108                                          Page 2 of 10 Pages
          --------------                                          ---  ----
------------------------                                    --------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Second Cup USA Holdings Ltd., an Ontario, Canada corporation ("SCU")
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Ontario, Canada
--------------------------------------------------------------------------------
         NUMBER OF              7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY      -------------------------------------------------------
         OWNED BY               8      SHARED VOTING POWER
           EACH                         7,460,679
         REPORTING       -------------------------------------------------------
          PERSON                9      SOLE DISPOSITIVE POWER
           WITH
                         -------------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                        7,460,679
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,460,679
--------------------------------------------------------------------------------
   12      CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
           SHARES*                                                           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           69.5%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------                                    --------------------
CUSIP No.   92189108                                          Page 3 of 10 Pages
          --------------                                          ---  ----
------------------------                                    --------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           The Second Cup Ltd., an Ontario, Canada corporation ("SCL")
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Ontario, Canada
--------------------------------------------------------------------------------
         NUMBER OF              7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY      -------------------------------------------------------
         OWNED BY               8      SHARED VOTING POWER
           EACH                         7,460,679
         REPORTING       -------------------------------------------------------
          PERSON                9      SOLE DISPOSITIVE POWER
           WITH
                         -------------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                        7,460,679
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,460,679
--------------------------------------------------------------------------------
   12      CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
           SHARES*                                                           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           69.5%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

         This report on Schedule 13D relates to the common stock, no par value (the "Common Shares") of Coffee People, Inc., an Oregon corporation (the "Issuer" or the "Company"). The Second Cup Ltd., an Ontario, Canada corporation ("SCL"), and its wholly owned subsidiary, Second Cup USA Holdings Ltd., an Ontario, Canada corporation ("SCU"), may be deemed a "group" for purpose of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). SCU, as successor in interest to The Second Cup Inc., is a party to an Agreement and Plan of Merger, dated as of February 19, 1998 (the "Merger
Agreement"), with the Company. The Merger Agreement provides that: (i) the Company will acquire Gloria Jean's Inc., a Delaware corporation ("Gloria Jean's") and the wholly owned subsidiary of SCU, from SCU for a purchase price consisting of 69.5% of the issued and outstanding Common Shares of the Company, after giving effect to the issuance of additional shares of Common Shares pursuant to a Registration Statement of the Company on Form S-4 filed April 24, 1998; and (ii) Gloria Jean's Merger Corp., a wholly-owned subsidiary of the Company formed solely for the purposes of the merger transaction, will merge with and into Gloria Jean's. The transaction contemplated by the Merger Agreement was completed on May 19, 1998. As a result Gloria Jean's has become a wholly-owned subsidiary of the Company and 69.5% of the Common Shares of the Company has been issued to SCU.

         The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

Item 1. Security and Issuer.

         This Report relates to the Issuer's Common Shares. The principal executive offices of the Issuer are 15100 S.W. Koll Parkway, Suite J, Portland, Oregon 97006, (503) 672-9603.

Item 2. Identity and Background.

         This  report is being  filed by The  Second  Cup Ltd.  ("SCL")  and its wholly owned subsidiary, Second Cup USA Holdings Ltd. ("SCU"). SCL is incorporated as a corporation under the laws of Ontario, Canada. SCL's principal business consists of retailing specialty coffee products throughout North America. The address of both SCL's principal business and its principal office is 175 Bloor Street East, South Tower, Suite 801, Toronto, Ontario, Canada, M4W 3R8 and its telephone number is (416) 975-5541. SCU is also incorporated under the laws of Ontario, Canada. SCU's principal business consists of holding the United States specialty coffee retailing operations of its parent SCU. The address of both SCU's principal business and its principal office is 175 Bloor Street East, South Tower, Suite 801, Toronto, Ontario, Canada, M4W 3R8 and its telephone number is (416) 975-5541.

         Information concerning the executive officers and directors of SCL and SCU, and the persons controlling SCL, if any, are set forth in Exhibit 99.2 to this Report. Unless otherwise set forth in Exhibit 99.2, each of such executive officers and directors is a citizen of the United States. Neither SCL, SCU nor, to the best of their knowledge, any person named in Exhibit 99.2 to this statement, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds of Other Consideration.

         The consideration for SCU's acquisition of the Common Shares of the Company is the acquisition by the Company of Gloria Jean's through the merger of Gloria Jean's Merger Corp., a wholly-owned subsidiary of the Company, with and into Gloria Jean's, as a result of which Gloria Jean's became a wholly-owned subsidiary of the Company. Prior to the merger Gloria Jean's was a wholly owned subsidiary of SCU. Additional consideration provided by SCU in connection with the transaction include: (i) SCU's agreement to ensure that Gloria Jean's and its subsidiaries have at least $2,500,000 aggregate in cash in their bank accounts as of the closing of the merger transactions after payment of expenses in connection with the Merger Agreement; (ii) SCU's assurance that neither
Gloria Jean's nor any of its subsidiaries will have any interest-bearing indebtedness for borrowed money or any indebtedness to an affiliate as of the closing of the merger; and (iii) SCU's agreement to make available to the Company on the closing date of the merger a revolving loan facility of up to $4,000,000 with a maximum term of five years. Additional consideration provided by the Company in connection with the transaction include: (i) the Company's agreement that the current President of Gloria Jean's, Alton McEwen, or another person designated by SCU in its discretion, will be appointed Chief Executive Officer of the Company following the merger; and (ii) the Company's agreement to take all actions necessary to cause to be elected to the Company's board, following the merger, up to six nominees of SCU (with respect to a contemplated future nine member board) or four nominees of SCU (with respect to an interim six member board immediately following the merger).

Item 4. Purpose of Transaction.

         Upon consummation of the transactions contemplated in the Merger Agreement, the businesses of Coffee People and Gloria Jean's will be combined. After the transaction, SCU's ownership of more than a majority of the Company's Common Shares will give SCU the ability to control and direct the Company's board of directors and management. SCU currently intends to cause the combined company to pursue a strategy of continued growth through expansion in existing markets and selective acquisition of successful regional specialty coffee retailers in new markets. SCU believes that the combination of Coffee People with Gloria Jean's will benefit from operational synergies and economies of scale.

Item 5. Interest in Securities of the Issuer

         On May 19, 1998, the Company issued to SCU a total of 7,460,679 shares of the Company's Common Shares pursuant to the Merger Agreement described under Items 1, 3 and 4 above. Such shares constituted 69.5% of the Company's 10,734,790 Shares of Common Shares outstanding immediately following such issuance. SCL, as the shareholder of 100% of the voting securities of SCU, may also be deemed to exercise control over the shares of Common Shares issued to SCU. No other transactions in the Company's Common Stock were effected by SCL or SCU in the 60 days prior to May 19, 1998.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer

         SCU, as the successor to The Second Cup Inc., has a contractual relationship with the Issuer relating to the Common Shares of the Issuer, pursuant to the Merger Agreement described in Items 1, 3 and 4. The terms of the Merger Agreement provide for SCU, upon completion of the merger, to exercise control over the Company through ownership of 69.5% of the Company's outstanding Common Shares and representation on the Company's Board of Directors. In connection with the closing the current President of Gloria Jean's, Alton McEwen, has been appointed Chief Executive Officer of the Company following the merger and four nominees of SCU have been appointed to the Company's six-member Board of Directors. To facilitate the merger, holders of approximately 39% of the outstanding Common Shares of the Issuer agreed to vote in favor of the merger transaction pursuant to voting agreements entered into with SCU. Pursuant to the Merger Agreement, the Company has agreed to use its best efforts to maintain the listing of the Company's Common Shares on the Nasdaq National Market system, and SCU has agreed for a period of 18 months to use its "best efforts" not to, and to use its best efforts to cause the Company not to, take any action to delist the shares of the Company's Common Shares from the Nasdaq Stock Market (i.e. the National Market system and/or the SmallCap Market). The Merger Agreement does not preclude SCU from causing the Company to enter into a transaction pursuant to which the holders of the Company's Common Shares receive cash and/or securities listed on the New York Stock Exchange, the Nasdaq Stock Market or The Toronto Stock Exchange.

Item 7. Material to Be Filed as Exhibits

         Exhibit 1: Prospectus and Proxy Statement of the Issuer filed April 29, 1998 (incorporated by reference as filed by the Issuer (Registration No. 333-50905) (the "Proxy Statement")).

         Exhibit 2: Agreement and Plan of Merger, dated as of February 19, 1998, among the Issuer and The Second Cup, Inc. (incorporated by reference to Exhibit
10.23 to the Issuer's Form 10-K filed March 27, 1998, and to Annex 1 to the Proxy Statement)).

         Exhibit 3: Registration Statement on Form S-4, as amended, filed by the Issuer and as declared effective on April 27, 1998 (incorporated by reference as filed by the Issuer (Registration No. 333-50905) (the "Form S-4")).

         Exhibit 4: Form of Voting Agreement (incorporated by reference to Annex 2 to the Proxy Statement).

         Exhibit 99.1: Joint Filing Agreement

         Exhibit 99.2: Executive Officers and Directors of SCL and SCU

Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 19, 1998


                                        /s/ Alton McEwen
                                        ----------------------------------------
                                        Alton McEwen, as President of Second Cup
                                        USA Holdings Ltd.


Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 19, 1998



                                        /s/ Alton McEwen
                                        ----------------------------------------
                                        Alton McEwen, as President and Chief
                                        Operating Officer for U.S. Operations
                                        of The Second Cup Ltd.

                               INDEX TO EXHIBITS

Exhibit 1: Prospectus and Proxy Statement of the Issuer filed April 29, 1998 (incorporated by reference as filed by the Issuer (Registration No. 333-50905) (the "Proxy Statement")).

Exhibit 2: Agreement and Plan of Merger, dated as of February 19, 1998, among the Issuer and The Second Cup, Inc. (incorporated by reference to Exhibit 10.23 to the Issuer's Form 10-K filed March 27, 1998, and to Annex 1 to the Proxy Statement)).

Exhibit 3: Registration Statement on Form S-4, as amended, filed by the Issuer and as declared effective on April 27, 1998 (incorporated by reference as filed by the Issuer (Registration No. 333-50905) (the "Form S-4")).

Exhibit 4: Form of Voting Agreement (incorporated by reference to Annex 2 to the Proxy Statement).

Exhibit 99.1:  Joint Filing Agreement

Exhibit 99.2:  Executive Officers and Directors of SCL and SCU
                                                                    Page 7 of 10